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                                December 21, 2021

       Mark White
       Chief Executive Officer
       Nexalin Technology, Inc.
       1776 Yorktown, Suite 550
       Houston, TX 77056

                                                        Re: Nexalin Technology,
Inc.
                                                            Amendment No. 2 to
Draft Registration Statement on Form S-1
                                                            Submitted December
8, 2021
                                                            CIK No. 0001527352

       Dear Mr. White:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form S-1 submitted December 8, 2021

       Cover Page

   1. We note your response to prior comment 2 and your revised disclosure on the cover page that "there are no
regulatory or other restrictions that would restrict either (i) the transfer from China of any
proceeds resulting from such sales by Wider to the Joint Venture in
                                                        Hong Kong, other than
standard compliance with China   s State Administration of Foreign
                                                        Exchange policies and
approval process, or (ii) [y]our receipt of [y]our share of such proceeds from Hong Kong
to [you] in the United States." Please explain further
                                                        how "standard
compliance" with China's State Administration of Foreign Exchange
 Mark White
Nexalin Technology, Inc.
December 21, 2021
Page 2
         policies and approval process would restrict the transfer of any proceeds resulting from sales by Widner to the Joint Venture or the receipt of your share of such proceeds from
         Hong Kong to you in the United States.
Prospectus Summary, page 5

2. We note your response to prior comment 3 and your revised disclosure on pages 5 and 6 summarizing the risk factors associated with doing business in China. We reissue in part our comment. Please specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the
         Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your common stock. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
3. We note your response to prior comment 4 and your revised disclosure on pages 6 and 56 that, when formed, the Joint Venture "will have received, all requisite permissions from the PRC to conduct its business and no permissions will have been denied." We reissue in part our comment. Please revise your disclosure further to disclose each permission that you are required to obtain from Chinese authorities to operate the Joint Venture.
The approval of the CSRC, and other compliance procedures may be required in connection with any offering..., page 25

4. We note your response to prior comment 10 and your revised disclosure on page 25
         stating that    [you] do not intend to obtain the approval from either
the CSRC or the CAC
         in connection with any such offering, since [you] do not believe that such approval is
         required under these circumstances.    Please revise to provide the
basis for your belief.
Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware..., page 40

5. We note your response to prior comment 15. Please revise to state that investors cannot waive compliance with the federal securities laws and the rules and regulations
FirstName LastNameMark White
       thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent
Comapany    NameNexalin
       jurisdiction         Technology,
                     for federal and state Inc.
                                            courts over all suits brought to
enforce any duty or
       liability
December         created
           21, 2021   Pageby2the Securities Act or the rules and regulations
thereunder.
FirstName LastName
 Mark White
FirstName LastNameMark
Nexalin Technology, Inc. White
Comapany21,
December  NameNexalin
              2021      Technology, Inc.
December
Page 3    21, 2021 Page 3
FirstName LastName
Regulatory Strategy, page 78

6. We note your response to prior comment 18 and your revised disclosure on page 78 stating that "[you] have voluntarily suspended marketing efforts on the Gen-1 device for treatment of anxiety or insomnia until a 510(k) application is approved by the FDA" and that "[t]his decision was made voluntarily because of the "pre-sub" meetings with the
         FDA and the lack of clarity provided by the FDA during such meetings concerning deadlines and extensions due to the COVID-19 pandemic." Please include this, and related disclosure, prominently within the Summary. Please also revise for consistency throughout the submission/filing (e.g., "[t]hrough our
existing    Gen-1
         device, we provide an FDA-cleared, easy-to-administer treatment that utilizes bioelectronic medical technology treat anxiety and insomnia"; "we currently sell a medical device to medical professionals which is administered by them to patients in a clinical setting and which emits our original waveform at 4 milliamps during
treatment   referred
         to as Generation 1 or Gen-1"; and "[w]e will continue to market the Gen-1 device for the treatment of anxiety and insomnia until the amended 510(k) application is provided to the
         FDA and approved").
Intellectual Property Matrix, page 79

7. We note your response to comment 19 and your revised disclosure on pages 79-81.
         Please revise further to clarify the expected expiration dates for pending patent applications.
Board of Advisors, page 96

8. We note your response to prior comment 20 and reissue. Please file the board of advisors agreements with Tucker Anderson, Leonard Osser, and Gian Domenic Trombetta as
         exhibits pursuant to Item 601(b)(10) of Regulation S-K or tell us why such filings are not required. See Item 601(b)(10)(ii)(A) and 601(b)(10)(iii)(B) of Regulation S-K.
        You may contact Gary Newberry at (202) 551-3761 or Terence O'Brien at
(202) 551-
3355 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Gorsky at (202) 551-7836 or Jeffrey Gabor at
(202) 551-
2544 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Life
Sciences
cc:      Martin Siegel, Esq.